EXHIBIT 99.1
Quarterly Report
(For the period from January 1, 2006 through March 31, 2006)
To:           The Financial Supervisory Commission of Korea
Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, hanarotelecom incorporated (“the Company” or “hanarotelecom”) is submitting this report.
May 15, 2006

Representative Director & CEO :	Mr. Byung-Moo Park
Head Office :	Asia One Building, 17-7 Yeouido-dong,
Youngdeungpo-gu, Seoul, Korea 150-874
(Tel.) 82-2-6266-5500
Person in Charge :	Ms. Janice Lee, Chief Financial Officer
(Tel.) 82-2-6266-2300

     On May 15, 2006, hanarotelecom incorporated (“the Company” or “hanarotelecom”) filed a quarterly report (the “Report”) with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.
     The unaudited quarterly financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won (“KRW” or “Won”).
Cautionary Statement Concerning Forward-Looking Statements
     The Report contains ‘‘forward-looking statements’’ that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.
     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘project,’’ ‘‘should,’’ and similar expressions. Those statements include, among other things, a the discussions of the Company’s business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and the regulatory environment in which the Company operates.
     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company’s business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company’s filings with the SEC.
     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents
I.	Company Information
II.	Business
III.	Financial Information
IV.	Opinion of Independent Auditors and Audit Committee
V.	Governance Structure and Status of Affiliates
VI.	Information Regarding Shares and Shareholders
VII.	Information on Directors, Officers & Employees
VIII.	Transactions with Related Parties
IX.	Attachments
X.	Other Matters
List of Exhibits

I.	Company Information
1.	Company Objectives
A)	Scope of business
–	Provide services related to the internet including broadband internet access services

–	Provide local telephony, long distance telephony and international telephony services

–	Lease telecommunications lines and facilities related thereto

–	Establish, own and operate telecommunication networks

–	Manufacture, sell and supply equipment and/or machines incidental or conducive to telecommunication business

–	Research and develop technologies related to telecommunications

–	Initiate the future communication industries, new media businesses including the broadcasting business and other broadcasting-related businesses

–	Undertake any overseas activities, for any of the objectives set forth in the foregoing items

–	Lease real estates, and facilities thereof

–	Perform any activities/or business mandated by laws and regulations applicable to telecommunication activities

–	Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives
B)	Proposed future business
● TV-Portal business
–	In order to grow into a comprehensive media company, hanarotelecom incorporated acquired 65% of shares (780,000 shares at KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, as of March 13, 2006. The Company will be able to launch a commercial service of TV-based content-on-demand in the second half of 2006. CelrunTV changed its corporate name to hanaromedia, Inc. and became affiliated to hanarotelecom as of May 2, 2006. hanaromedia plans to issue new shares amounting to KRW 20 billion in 2006, and the Company will acquire 65% of the new shares at KRW 13 billion. In 1Q 06, the Company invested KRW 6.5 billion, 50% of the planned KRW 13 billion.

In addition, to strengthen its convergence services including TV-Portal, hanarotelecom newly established the Convergence Headquarters in April 2006. The Company expects to offer various value-added services based on its network and improve subscriber retention.
(a) Expected revenue and subscriber target of TV-Portal service

Year	Expected revenue (KRW billion)	Subscriber target (1,000 subscribers)
2006	5	250
2007	70 ~ 80	1,000
2008	200	1,500

*	Figures for 2008 are estimated on the assumption that regulations on the IP-TV business will be eased and that a full-fledged IP-TV service will be provided.
(b) Basis for the estimates of expected revenue and subscribers
- Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.
2.	History of the Company
A)	Major changes since its inception
–	Date of establishment: September 26, 1997

–	Address of head office: 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea, 150-874
● Changes in the largest shareholder

Date	Largest shareholder	Remark
Dec. 9, 1999	Samsung Electronics Co., Ltd. and its affiliated company	Became the largest shareholder after Dacom Corporation, the former largest shareholder, sold part of its stake in the Company

Jan. 3, 2000	Dacom Corporation and its affiliated companies (LG Group)	Became the largest shareholder after Dacom Corporation was designated as a member company of the LG Group

Nov. 18, 2003	AIF II NT, Ltd. and SSB-AOF NT, Ltd.	Became the largest shareholder after acquiring 39.6% of the stake
● Other major changes

Date	Changes
Oct. 1, 1998	Launched high speed Internet access services through CATV

Apr. 1, 1999	Launched local telephony services and high-speed Internet access services in four major cities

Mar. 29, 2000	Listed 24 million ADRs on NASDAQ

Jul. 1, 2004	Launched commercial long distance/international telephony services

Jan. 1, 2006	Merged with Korea Thrunet Co., Ltd.

Mar. 24, 2006	Mr. Byung-moo Park was newly appointed as Representative Director

May 3, 2006	Completed capital reduction without payment to shareholders with the equal ratio of 2:1 (paid-in capital after capital reduction: KRW 1,158.4 billion)

B)	M&A, transfer of business
● Divestiture

Date	Company	Description	Amount
Feb. 28, 2002	DreamX.net Co. (HanaroDream Inc.)	Transfer of Hananet business (portal, e-commerce, cyber education, etc.) to DreamX.net	Decrease in assets (KRW 320 million), revenues (KRW 27.8 billion) and costs (KRW 49.9 billion)
● M&A

Date	Company	Description	Amount
Apr. 1, 2004	GS Digital Broadcasting Co., Ltd.	Acquisition of broadband Internet business	KRW 4.2 billion

Jun. 1, 2004	Damul Telecom Co., Ltd.	Acquisition of broadband Internet business and outsourcing of customer services

Jul. 1, 2004	Joongang Cable TV	Acquisition of broadband Internet business	KRW 893 million

Jul. 1, 2004	Kyungsan Cable TV	Acquisition of broadband Internet business	KRW 972 million

Jul. 1, 2004	Youngcheon Cable TV	Acquisition of broadband Internet business	KRW 231 million

Dec. 1, 2004	DBS Daekyung Broadcasting Co., Ltd.	Acquisition of broadband Internet business	KRW 1.61 billion

Feb. 1, 2005	CM TEL Co., Ltd.	Acquisition of broadband Internet business	KRW 900 million

May 1, 2005	Damyang Cable TV	Acquisition of broadband Internet business	KRW 120 million

Jul. 1, 2005	Pohang Broadcasting	Acquisition of broadband Internet business	KRW 2.4 billion

Sep. 1, 2005	Dreamline Corp.	Acquisition of broadband Internet business	KRW 2.78 billion

Nov. 1, 2005	Chungcheong Media Telecom	Acquisition of broadband Internet business	KRW 654 million

Nov. 1, 2005	Tongyoung Cable TV	Acquisition of broadband Internet business	KRW 317 million

Jan. 1, 2006	Korea Thrunet Co., Ltd.	Merger of Korea Thrunet Co., Ltd. (1,217,832 shares were issued as part of the merger.)	KRW 471.4 billion

C)	Major events

Date	Changes
Jan. 20, 2005	Selected as one of three operators for WiBro services

Feb. 4, 2005	Signed definitive agreement for the acquisition of Korea Thrunet Co., Ltd.

Apr. 25, 2005	Decided not to pursue the WiBro business

Apr. 29, 2005	Final approval from the creditors of Thrunet on the acquisition

Jun. 3, 2005	Completed the acquisition of 96.22% stake in Thrunet

Jan. 1, 2006	Completed merger with Thrunet

Mar. 24, 2006	50% capital reduction without payment to shareholders resolved at the 9th AGM

May 3, 2006	50% capital reduction became effective (paid-in capital decreased to KRW 1,158.4 billion)
D)	hanarotelecom business group
As of May 15, 2006, companies included in hanarotelecom business group are as follows;
1.	hanarotelecom incorporated (Listed)

2.	Hanaro Realty Development & Management Co., Ltd. (Not listed)

3.	Hanaro Telephone & Internet Information, Inc. (Not listed)

4.	HanaroDream, Inc. (Not listed)

5.	hanaromedia, Inc. (Not listed)
3.	Changes in Paid-in Capital
A)	Change in paid-in capital in the last 3 years
(Unit: KRW, share)

			Par value per	Offering price per
Date	Type	Number	share	share
Mar. 20, 2002	Exercise of warrants	2,990,394	5,000	5,000

Mar. 22, 2002	Exercise of warrants	4,226,094	5,000	5,000

Mar. 27, 2002	Exercise of warrants	2,718,540	5,000	5,000

Mar. 28, 2002	Exercise of warrants	3,286,962	5,000	5,000

Mar. 29, 2002	Exercise of warrants	2,100,690	5,000	5,000

Nov. 18, 2003	Right issue	182,812,500	5,000	3,200

Jan. 9, 2006	—	1,217,832	5,000	3,826

May 3, 2006	Capital reduction	231,676,506	5,000	—

Note) 1,217,832 shares were issued with regard to the merger with Thrunet.
B)	Expected changes in paid-in capital

● Capital Reduction
–	Date of AGM resolution: March 24, 2006

–	Record date of capital reduction: May 2, 2006

–	Expected date of listing: May 19, 2006

–	Change in paid-in capital
(Unit: KRW)

Before capital reduction	After capital reduction
2,316,765,060,000	1,158,382,530,000
C)	Bonds with warrants (As of March 31, 2006)
(Unit: share)

18th overseas bond with warrants (non-registered, non-guaranteed)
Issue date	February 26, 2002

Expiration date	February 26, 2007

Total face value	USD 100 million

Exercise period	May 26, 2002 ~ Jan. 26, 2007

Exercise price	KRW 5,000

Outstanding balance of bond	—

Number of shares to be issued upon exercise	3,963,600

Remark	After capital reduction, exercise price and the number of shares to be issued shall be adjusted to KRW 10,000 per share and 1,981,800 shares.
4.	Number of Shares Issued (As of March 31, 2006)
A)	Total number of shares issued
(Unit: share)

Authorized shares	Shares issued	Shares trading	Par value
700,000,000	463,353,012	463,353,012	KRW 5,000

B)	Acquisition and disposal of treasury stock

					Ending
		Beginning			(As of
		(As of Dec.	Acquisition	Disposal	March 31,
	Class	31, 2005)	(+)	(-)	2006)	Remark
Direct acquisition in accordance with Paragraph 1, Article 189-2 of the Securities and Exchange Act of Korea	Registered common share	—	—	—	—
Direct acquisition for reasons other than Paragraph 1, Article 189-2 of the Securities and Exchange Act of Korea	”	—	4,568	4,524	44	With regard to the merger with Thrunet

Subtotal	”	—	4,568	4,524	44

Indirect acquisition through trust agreement, etc.	”	—	—	—	—

Total	”	—	4,568	4,524	44

Note) With regard to the merger with Thrunet, 44 shares were acquired through the exercise of appraisal right, while 4,524 shares were through odd lots.
C)	Employee share scheme (Employee Stock Ownership Association)

●	Transactions with the Employee Stock Ownership Association:

[Loans to the employees]
(Unit: KRW million)

			Interest	Ending	Details of
Series No.	Lender	Period	Rate	Balance	Collateral
1st	hanarotelecom	January 14, 2005 ~ January 13, 2007	2.00%	1,709
2nd	hanarotelecom	September 1, 2005 ~ September 1, 2006	—	1,592
	Korea Exchange Bank	September 1, 2005 ~ September 1, 2006	4.98%	983	Guaranteed by the Company
3rd	hanarotelecom	July 23, 2004 ~ July 22, 2006	—	6,408
	Hana Bank	July 23, 2005 ~ July 22, 2006	4.18%	4,320	Guaranteed by the Company

Total				15,011

●	Exercising voting rights with respect to shares owned by the Association
Regulations of the Employee Stock Ownership Association
-	The voting rights of shares held in the member’s individual account are to be exercised in accordance with the related laws (Directive 17 of the Basic Law on Employee Welfare), and those held by the Association are to be exercised in accordance with the decision made at a general meeting held by the Association.
●	Shares owned by the Association
(Unit: share)

Account held by	Type	End of 2005	As of March 31, 2006
Association	Common Share	1,097,433	1,088,823
Members	Common Share	—	—

     5. Voting Rights (As of March 31, 2006)

Description	Number of common shares
1. Shares with voting right (one vote for each share)	463,353,012
2. Shares with no voting right	—
3. Shares with restricted voting right	99,740,450
4. Shares with reinstated voting right	—
5. Shares with unrestricted voting right	363,612,562
Note) The number of shares with restricted voting rights include those that are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders and others (pursuant to Article 191-11 of the Korean Securities and Exchange Act). Such shares are as follows:
             - Pursuant to Article 191-11 of the Securities and Exchange Act of Korea

Shareholder	Number of shares owned	Number of shares in excess of 3%
AIF II NT, Ltd. / SSB-AOF NT	63,178,125	49,314,070
Newbridge Asia HT, L.P	49,535,799	35,671,744
HT Holdings V, L.P.	9,428,330	—
HT Holdings VI, L.P.	7,325,000	—
HT Holdings VII, L.P.	9,156,250	—
HT Holdings VIII, L.P.	10,987,500	—
HT Holdings IX, L.P.	12,818,750	—
United Classic Investments Limited	20,392,746	6,528,691
SK Telecom Co., Ltd.	22,090,000	8,225,945

Total	204,912,500	99,740,450

Note) These numbers have been tabulated based on the Company’s shareholder registry as of the end of 2005, and the number of shares in excess of 3% of the total issued shares was 13,864,055 shares.
     6. Dividend payout
          - None due to accumulated deficit.

II. Business
     1. Introduction
          A) Industry Overview
●	Characteristics of the industry
The telecommunications industry is witnessing a substitution of fixed line by the wireless, convergence of wireline and wireless services and a dramatic increase in the demand for wired and wireless data communication. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment amid fierce competition and encroachment of the fixed-line market by mobile phone services. As opposed to the fixed line, broadband Internet access services market had experienced rapid growth by early 2003. However, as the market reached its maturity, the growth has slowed down, and 100 Mbps services including optical LAN are now driving growth of the broadband market.
☐	The general characteristics and trends of Korea’s telecommunications industry are as follows:

-	Internet and mobile phones are leading the transformation of telecommunications industry
■	With the proliferation of Internet access and broadband Internet services becoming widespread, the demand for the data service has increased significantly.

■	The era of personal mobile communication has stabilized after the explosive growth in the mobile telephony market.
-	Convergence of telecommunication and broadcasting
■	The industry is shifting from telephony oriented networks to the advanced networks that enable the real-time transmission of visual contents.

■	Distinction between telecommunications and broadcasting is blurring and these services are expected to be provided over the same network simultaneously.
-	Wireline-wireless integration
■	The new era for the wireline-wireless integration is dawning on the back of new technologies such as WiBro, HSDPA, etc.
-	Adoption of new technologies and cost savings
■	Ensuing competition is speeding up the development of new technologies and services.

■	A shift in the consumer demand and the rapid growth of the data transmission services led to cost reduction.
●	Growth of the industry
The telecommunications industry grew sharply until the early 2000s on the back of a rapid increase in mobile and broadband subscribers. However, with the subscriber growth reaching saturation, market growth has slowed down, which in turn has affected revenue growth. Statistics on revenues and subscribers of the telecommunications industry are as follows:

[Telecom Industry Revenues]
(Unit: KRW million)

	2005	2004	2003	2002	2001
Facility-based Services	25,949,781	30,176,025	28,644,060	28,858,400	26,541,800
Specific Telecommunications Services	930,498	1,026,452	1,330,583	1,179,500	961,100
Value-added Services	4,409,434	4,648,212	4,358,596	3,763,900	3,023,400
Broadcasting	7,163,079	7,069,292	8,507,210	9,174,600	5,802,500

Total	38,452,792	42,919,981	42,840,449	42,976,400	36,328,800

Note 1) Source: The Federation of Korean Information Industries
[Revenues of Facility-based Service]
(Unit: KRW million)

Description	2005	2004	2003	2002	2001
Fixed Line	11,711,034	13,484,132	13,289,072	13,630,358	12,834,741
Wireless	14,238,747	16,691,893	15,354,988	15,228,067	13,707,092

Total	25,949,781	30,176,025	28,644,060	28,858,425	26,541,833

Note 1) Source: The Federation of Korean Information Industries
[Telecommunications Subscribers]
(Unit: persons)

Description	2005	2004	2003	2002	2001
Broadband Internet	12,190,711	11,921,439	11,178,499	10,405,486	7,805,515
Local Telephony	22,920,151	22,870,615	22,877,019	23,490,130	22,724,668
Mobile	38,342,423	36,586,052	33,591,758	32,342,493	29,045,596

Total	73,453,285	71,378,106	67,647,276	66,238,109	59,575,779

Note 1) Source: Ministry of Information and Communication
●	Features of changes in economic conditions
The broadband Internet and local telephony markets have hardly affected by changes in economic conditions because broadband Internet and local telephony have become necessities of everyday life.
●	Competitors

Business	Competitor	Entry Barrier
Local telephony service	KT, Dacom	License from the MIC (Telecommunications Business Law)
Broadband Internet service	KT, Powercomm and others	License from the MIC (Telecommunications Business Law)

●	Relevant laws and regulations
The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.
          B) Current Status of the Company
●	Business environment and portfolio
-	Current Business Outlook
•	Overview
With the information and communication industry suffering the saturation of broadband Internet market, CATV SOs are rushing into the Internet business. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government’s policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market hanarotelecom is providing services in a total of 83 cities and 58 counties as of the end of March 2006. It has a total of 5.14 million customers, including 3.57 million broadband subscribers and 1.56 million voice subscriber lines. To respond to rapidly changing market conditions represented by a convergence of telecommunication and broadcasting, the Company completed the acquisition of hanaromedia, Inc., a company with a competitive edge in TV-Portal platform and IP VOD contents, as of March 13, 2006 and established the Convergence Headquarters to lay the groundwork for providing convergence services including TV-Portal.
•	Expansion of network facilities
As of the end of March 2006, the total length of the Company’s fiber optic cables reached 33,412 kilometers (including leased lines and Thrunet lines) in 83 cities, which enabled provisions of Internet services to 12.79 million households and voice services to 10.87 million households.
•	Operational results
Despite intensifying competition in the broadband market, hanarotelecom achieved revenue of KRW 432.3 billion, a 16.6% increase from the previous quarter, EBITDA of KRW 142.8 billion and operating profit of KRW 16 billion.
➢	Financing
The Company issued senior unsecured notes worth KRW 100 billion on February 17, 2006. The Company also made a drawdown of USD 27.5 million and KRW 22.5 billion from syndicated loans to pay off KRW 190 billion of non-guaranteed corporate bonds maturing on February 24, 2006
•	2006 Business Plan
➢	Expansion of subscriber base

To strengthen competitiveness, hanarotelecom would update the network, offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by solidifying the ties with its business partners. For the continuous expansion of subscriber base, the company would reinforce its target marketing to attract more broadband subscribers and pursue the telephony business as a major growth engine.
➢	Rationalization of cost structure
hanarotelecom would significantly reduce expenses by turning itself into a law-cost but highly efficient organization and rationalize its cost structure by efficiently managing investment costs and dramatically improving profitability through enterprise resource planning.
➢	Successful integration of Thrunet
To realize synergy effects from the Thrunet acquisition as early as possible, hanarotelecom would complete network integration with Thrunet by the first half of 2006 and successfully finish integrating distribution channels of Thrunet.
➢	Strengthening of customer service
With consistent network update, hanarotelecom would greatly improve speed and stability of its services to consolidate its competitive edge over competitors in service quality. The company would also make further efforts for customer satisfaction. As part of such efforts, the company would offer better services to existing customers with attractive follow-up services and benefits.
➢	Establishment of a new corporate culture
hanarotelecom would improve its corporate culture in a way to promote proactive thinking, rapid decision-making and smooth working process, and create a performance-based culture by implementing a performance-based incentive system and flexibly allocating human resources.
●	Market Share
•	Broadband Internet Subscribers & Market Share

	As of the end of 1Q 2006
Service Provider	No. of Subscribers	Market Share
hanarotelecom	3,570,366	28.7%
KT Corp.	6,240,605	50.1%
Others	2,647,987	21.2%

Total	12,458,958	100%

Note 1) Source: Ministry of Information and Communication
Note 2) ‘Others’ include Onse Telecom, Dreamline Corporation, Dacom Corporation and other value-added telecommunications business operators and network service operators.
•	Local Telephony Service Subscriber Lines & Market Share

	As of the end of 1Q 2006
Service Provider	No. of Subscriber Lines	Market Share
hanarotelecom	1,564,878	6.8%
KT Corp.	21,397,327	93.0%
Dacom	51,281	0.2%

Total	23,013,486	100%

Note) Source: Ministry of Information and Communication
     2. Major Services
A) Prices of Major Services
(Unit: KRW)

	Classification	1Q 2006
Local telephony	Installation fee	30,000
	Basic fee / month	4,500
	Telephony charge / 3 minutes	39
hanafos Dream	Installation fee	30,000
	Monthly flat fee	40,000/43,000
	Modem rental fee / month	8,000
	Telephony charge / 3 minutes	39
hanafos Pro	Installation fee	30,000
	Monthly flat fee	34,000/38,000
	Modem rental fee / month	8,000
	Telephony charge / 3 minutes	39
hanafos Lite	Installation fee	30,000
	Monthly flat fee	28,000
	Modem rental fee / month	8,000
	Telephony charge / 3 minutes	39
hanafos Fiber Lan	Installation fee	30,000
	Monthly flat fee	33,000
-	Discount for term contract
•	Modem rental fees

	Without contract	1-year contract	2-year contract	3-year contract
Modem rental fees (KRW)	8,000	6,000	4,000	3,000
•	Monthly flat fees

	1-year contract	2-year contract	3-year contract
Discount rate	3%	5 / 6%	10 / 11%
     3. Major Facilities

          A) Status on major facilities
(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec. 31, 2005)	(As of Mar. 31, 2006)
Land	176,264	176,307
Buildings	288,871	287,187
Structures	167	166
Machinery	1,838,469	1,741,678
Others	10,405	14,178
          B) Capital Expenditure (“CAPEX”) plan
●	CAPEX
(Unit: KRW billion)

	Internally committed	Actually executed in
Item	for 1Q	1Q	2006 (E)
Backbone	30.7	5.9	80.5
Last-mile	83.8	17.7	227.4
Others	14.6	5.2	22.2

Total	129.1	28.7	330.0

     4. Derivative Contracts in Foreign Currency (As of December 31, 2005)

					Valuation
Derivatives				Date of	Gains/Losses
Contact	Amount	Payment Method	Counterparty	Contract	(in KRW)
Cross currency and interest rate swaps	USD 63,065,475	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank	Dec. 19, 2003	-13,407,962,272
Cross currency and interest rate swaps	USD 138,744,045	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank, etc.	Feb. 10, 2004	-26,008,222,050
Cross currency swaps	USD 500,000,000	Receive the principal and interest in USD and make payments in KRW based on the FX rate at the time of the contract	Korea Development Bank, etc.	Feb. 1, 2005	-28,085,466,457
Cross currency swaps	USD 27,507,105	Receive the principal in USD and make payments in KRW based on the FX rate at the time of the contract	Calyon, etc.	Feb. 27, 2006	-232,022,338

5. Material Agreements
     [Leased line contract]

Agreement	Counterpart

CATV access network lease agreements	Powercomm

Interconnection agreements among basic telecommunications carriers	Major carriers

Telecommunications network interconnection agreement	KEPCO

Telecommunications conduit lease agreement	Seoul Metropolitan Rapid Transit Corporation

Telecommunications conduit lease agreement	Seoul Metropolitan Subway Corporation
6. Research and Development Activities
 A) Summary of R&D activities
     ● R&D Expenses
(Unit: KRW million)

Items	1Q 2006	2005	2004
R&D Expenses	1,597	7,707	5,335
R&D Expenses to Revenues	0.37%	0.53%	0.37%
7. Other Matters Affecting Investment Decisions
 A) Summary of financing activities
     ● Domestic
(Unit: KRW million)

	Beginning		Ending
	(as of Dec. 31,		(as of Mar. 31,
Source	2005)	Net change	2006)
Commercial banks	79,847	22,493	102,340
Insurance companies	—	—	—
Merchant banks	—	—	—
Lease companies	6,663	1,638	5,025
Mutual savings & finance companies	—	—	—
Other financial institutions	32,761	7,054	25,707
Sub-total (financial institutions)	119,271	13,801	133,072
Corporate bonds Public offering	190,000	90,000	100,000

	Beginning		Ending
	(as of Dec. 31,		(as of Mar. 31,
Source	2005)	Net change	2006)
Private placement	—	—	—
Right Issuance Note 1) Public offering	1,692,600	—	1,692,600
Private placement	585,000	—	585,000
Asset Backed Securities Public offering	—	—	—
Private placement	—	—	—
Others	—	—	—
Subtotal (capital market)	2,467,600	-90,000	2,377,600
Borrowings from shareholders, directors, affiliated companies	—	—	—
Others	—	—	—
Total	2,586,871	-76,199	2,510,672

Note 1)	Outstanding balance of right issuance marked here refers to the accumulated amount.
     ● Overseas
(Unit: KRW million)

			Ending
	Beginning		(As of Mar. 31,
Source	(As of Dec.31, 2005)	Net change	2006)
Financial institutions	202,718	13,686	216,404
Corporate bonds	502,250	-14,300	487,950
Equity (including right issuance) note 1)	361,620	-10,296	351,324
Asset Backed Securities	—	—	—
Others	—	—	—
Total	1,066,588	-10,910	1,055,678

Note 1)	Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.

Note 2)	Beginning balances are based on the end of year 2005 exchange rate of KRW/USD = 1,004.5 while ending balances are based on the end of March 2006 exchange rate of KRW/USD = 975.9.
 B) Credit Ratings in the last 3 years

Subject of credit
Date	rating	Credit	Credit rating company
Feb. 14, 2003	Corporate bond	BBB-	Korea Investors Service, Inc.
Feb. 14, 2003	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
Jun. 26, 2003	Commercial paper	A30	Korea Investors Service, Inc.
Jun. 26, 2003	Corporate bond	BBB-	Korea Investors Service, Inc.
Jun. 30, 2003	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation
Jun. 30, 2003	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
Jun. 11, 2004	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation

Subject of credit
Date	rating	Credit	Credit rating company
Jun. 14, 2004	Corporate bond	BBB	Korea Investors Service, Inc.
Jan. 14, 2005	Corporate bond	BB	Standard & Poor’s
Jan. 17, 2005	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)
Jan. 24, 2005	Corporate bond	Ba2	Moody’s
Aug. 2, 2005	Corporate bond	BBB	Korea Investors Service, Inc.
Aug. 3, 2005	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Aug. 18, 2005	Commercial paper	A3+	National Information and Credit Evaluation (NICE)
Feb. 2, 2006	Corporate bond	BBB	Korea Investors Service, Inc.
Feb. 3, 2006	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Feb. 3, 2006	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)

III. Financial Information
     1. Summarized Financial Statements
(Unit: KRW million)

Description	1Q 2006	2005	2004	2003	2002
[Current Asset]	417,742	343,770	611,134	672,571	676,104
Quick assets	417,099	343,654	609,293	671,302	665,242
Inventories	643	116	1,841	1,269	10,862
[Non-current Asset]	2,461,142	2,636,331	2,561,300	2,709,351	2,925,467
Investment Securities	123,701	384,881	144,348	117,922	188,425
Property and Equipment	2,229,647	2,188,804	2,362,686	2,542,994	2,695,529
Intangible Asset	107,794	62,645	54,266	48,435	41,513

Total Assets	2,878,884	2,980,101	3,172,434	3,381,922	3,601,570

[Current Liabilities]	396,015	595,691	737,081	821,987	1,355,344
[Long-term Liabilities]	918,282	816,823	687,140	828,763	898,739

Total Liabilities	1,314,297	1,412,514	1,424,220	1,650,750	2,254,083

[Capital Stock]	2,316,765	2,310,676	2,310,676	2,310,676	1,396,613
[Capital Surplus]	341,476	344,642	344,642	344,642	692,815
[Accumulated Deficit]	-1,106,250	-1,100,104	-891,264	-901,756	-736,420
[Capital Adjustment]	12,595	12,373	-15,841	-22,390	-5,521

Total Shareholders’ Equity	1,564,586	1,567,587	1,748,213	1,731,172	1,347,487

Revenue	432,335	1,444,411	1,436,485	1,375,335	1,253,859
Operating Income (loss)	16,019	53,228	114,021	75,207	1,426
Ordinary Income (loss)	-6,141	-202,692	10,493	-165,336	-127,794
Net Income	-6,141	-208,839	10,493	-165,336	-127,794
–	As accounting policy for some operating expenses including sales commissions was changed from invoice basis accounting to accrual basis accounting, financial statements for 2003, 2004 and 2005 reflect an increase of KRW 27.2 billion in current liabilities and accumulated deficit without any change in net income. For the years 2001 and 2002, net loss increases by KRW 6.9 billion and KRW 4.6 billion, respectively, with the change.
   2. Accounting Standards
More information regarding the Company’s financial statements is posted on our website (http://www.hanaro.com/eng/download/ir/state/2006_1Q_review_report.pdf). For reconciliation to US GAAP, please refer to Form 20-F for the fiscal year 2005, which will be filed by June 30, 2006.

     3. Accounting Information
     A) Fiscal years recorded net loss in the last 5 years
(Unit : KRW billion)

Year	Net loss amount	Reason
2005	208.8	Increase in marketing expenses due to intensifying competition and expenses for Thrunet merger

2003	165.3	Large investments in early business stage and write-off of idle equipments

2002	127.8	Large investments in early business stage

2001	251.0	Large investments in early business stage
     B) Fiscal years recorded net income in the last 5 years
(Unit : KRW billion)

Year	Net income amount	Reason
2004	10.5	Sales increase due to a rise in voice subscribers after the nationwide implementation of FNP and a decrease in financial costs due to the improvement of financial structure after overseas financing
4.	Financial Statements

More information regarding the Company’s financial statements is posted on our website (http://www.hanaro.com/eng/download/ir/state/2006_1Q_review_report.pdf).

5.	Financial Statements Before and After Merger
     A) Merger summary
●	Merger parties and method of merger

	hanarotelecom incorporated	Korea Thrunet Co., Ltd.
	(surviving)	(dissolved)
Date of establishment	September 26, 1997	July 30, 1996

Representative Director	Soon-Yub Kwon	Soon-Yub Kwon

Listed market	Kosdaq	—
     B) Financial Statements after merger
●	Balance Sheet Summary (As of December 31, 2005)

(Unit : KRW)

	hanarotelecom
Description	incorporated	Korea Thrunet Co., Ltd.	After merger
[Current Asset]	343,770,294,641	102,241,617,776	437,098,114,079
Quick assets	343,653,799,462	102,241,617,776	436,981,618,900
Inventories	116,495,179	—	116,495,179
[Non-current Asset]	2,636,330,524,708	167,199,586,136	2,586,875,806,769
Investment Securities	384,880,927,323	12,898,944,880	148,126,101,220
Property and Equipment	2,188,804,469,765	142,477,498,937	2,331,281,968,702
Intangible Asset	62,645,127,620	11,823,142,319	107,467,736,847

Total Assets	2,980,100,819,349	269,441,203,912	3,023,973,920,848

[Current Liabilities]	595,690,913,470	47,734,526,599	634,622,659,529
[Long-term Liabilities]	816,823,049,289	145,353,768,620	818,886,817,909

Total Liabilities	1,412,513,962,759	193,088,295,219	1,453,509,477,438

[Capital Stock]	2,310,675,900,000	257,836,065,000	2,310,675,900,000
[Capital Surplus]	344,641,869,706	397,145,626,866	342,194,028,361
[Accumulated Deficit]	-1,100,103,643,459	-579,325,353,561	-1,100,109,194,349
[Capital Adjustment]	12,372,730,343	696,570,388	17,703,709,398

Total Shareholders’ Equity	1,567,586,856,590	76,352,908,693	1,570,464,443,410

Total liabilities and shareholders’ equity	2,980,100,819,349	269,441,203,912	3,023,973,920,848

●	Statements of operations (As of December 31, 2005)
(Unit: KRW)

	hanarotelecom
Description	incorporated	Korea Thrunet Co., Ltd.	After merger
Operating revenue	1,444,411,001,380	145,366,599,185	1,579,986,115,012
Operating expenses	1,391,182,528,685	151,166,246,300	1,542,944,641,767
Operating income (loss)	53,228,472,695	-5,799,647,115	37,041,473,245
Non-operating income	92,455,818,855	13,672,572,310	82,987,667,952
Non-operating expenses	348,376,667,641	50,794,859,523	312,441,278,502
Ordinary income (loss)	-202,692,376,091	-42,921,934,328	-192,412,137,305
Extraordinary gain (loss)	-6,147,574,150	-12,870,439,599	-19,018,013,749
Loss before tax	-208,839,950,241	-55,792,373,927	-211,430,151,054
Income tax expense	—	—	—
Net loss	-208,839,950,241	-55,792,373,927	-211,430,151,054

IV. Opinion of Independent Auditors and Audit Committee
     1. Opinion of Independent Auditors
          A) Auditors

1Q 2006	1Q 2005	2005	2004
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC (formerly known as Deloitte HanaAnjin LLC)
          B) Opinion

Year	Summary of auditor’s opinion
1Q 2006	Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2005, which is presented in this report, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated March 8, 2006, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

1Q 2005	Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

2005	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2005 and 2004, and the results of its operations, changes in its deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the Republic of Korea

2004	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2004 and 2003, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.
          C) Summary of particular situations

Year	Particular situations
1Q 2006	The Company merged Korea Thrunet Co., Ltd., which is engaged in broadband internet access services, to maximize its business value by strengthening its competitiveness, taking advantage of the synergy effect and concentrating its business resources.
Effective date of the merger: January 1, 2006

Year	Particular situations
Registration date of the merger: January 9, 2006

1Q 2005	According to the resolution of board of directors’ meeting dated April 18, 2005, the Company entered into senior secured credit facilities loan agreement with Development Bank of Singapore, JP Morgan Chase and Deutsche Bank amounting to KRW 720 billion for the purpose of repayment of existing debt.

2005	The Company corrected its accounting treatment on the recognition of some operating expenses from cash basis to accrual basis in 2005. As a result of this error correction, ~~W~~ 27,183 million of expenses that should have been expensed before December 31, 2004 were reflected as accrued expenses and added to accumulated deficit before disposition as of December 31, 2004. In addition, the prior year’s financial statements, which are presented for comparative purposes, are restated to reflect the error correction.

2004	Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
2. Fees Paid to Independent Auditors for the Past 3 Years
     A) Auditing fees to independent auditors for the past 3 years
(Unit : KRW million)

Total Hours of
Year	Auditor	Auditing Fees	Service
1Q 2006 2005 2004	Deloitte Anjin LLC Deloitte Anjin LLC Deloitte HanaAnjin LLC	406 410 370	305 3,200 2,800
     B) Contracts with independent auditors for services other than auditing
(Unit : KRW million)

Date of Contract	Description	Term	Fees
Dec. 30, 2005	Improvement of customer center commission system	5 weeks	50

Apr. 4, 2005	Advisory service rendered in relation to the global bond offering	8 weeks	40

Dec. 23, 2004	Issuance of comfort letter in relation to the global bond offering	4 weeks	85

V.	Governance Structure and Status of Affiliates
–	Largest shareholder: AIF II NT, Ltd. and SSB-AOF NT, Ltd.

–	Companies in which hanarotelecom owns more than 20% interest as of March 31, 2006:
Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., HanaroDream Inc. and hanaromedia, Inc.
1.      Governance Structure
A)    Board of Directors (“BOD”) (As of May 15, 2006)
●	Status of BOD

Name	Position	Nominated by	Date of appointment
Park Byung-moo	Representative Director	BOD	Mar. 24, 2006
Wilfried Kaffenberger	Non-standing Director	BOD	Nov. 18, 2003
David Yeung	Non-standing Director	BOD	Nov. 18, 2003
Paul Chen	Outside Director	Outside director nominating committee	Nov. 18, 2003
Varun Bery	Outside Director	Outside director nominating committee	Mar. 26, 2004
Park Sung-kyou	Outside Director	Outside director nominating committee	Nov. 18, 2003 (re-elected)
Kim Sun-woo	Outside Director	Outside director nominating committee	Nov. 18, 2003 (re-elected)
Peter Whang	Non-standing Director	BOD	Mar. 24, 2006
Steven J. Schneider	Outside Director	Outside director nominating committee	Mar. 24, 2006
Afshin Mohebbi	Outside Director	Outside director nominating committee	Mar. 24, 2006
Note) On March 24, 2006, Mr. Park Byung-moo resigned from the position of Audit Committee member and was appointed as Representative Director.
●	Audit Committee (As of May 15, 2006)

Name	Position	Experience
Park Sung-kyou	Chairman of Audit Committee (Outside Director)	Member of the Korean Institute of Communication Sciences
Kim Sun-woo	Member of Audit Committee (Outside Director)	Standing Director, Okedongmu Children in Korea
Peter Whang	Member of Audit Committee (Non-standing Director)	Managing Director, AIGGIC Korea LTD.
Note) Former Audit Committee member Park Byung-moo was appointed as Representative Director and Mr. Peter Whang was newly appointed as Audit Committee member at the BOD meeting held on March 24, 2006.

●	Outside Director Nominating Committee (As of May 15, 2006)

Name	Position	Remark
Kim Sun-woo	Outside Director	Chairman of the Outside Director Nominating Committee
Paul Chen	Outside Director	—
Wilfried Kaffenberger	Non-standing Director	—
●	President/Officers Compensation Committee (As of May 15, 2006)
–	President Compensation Committee

Name	Position	Remark
Varun Bery	Outside Director	—
Paul Chen	Outside Director	—
David Yeung	Non-standing Director	Chairman of the President Compensation Committee
Wilfried Kaffenberger	Non-standing Director	—
–	Officers Compensation Committee

Name	Position	Remark
Park Byung-moo	Representative Director	—
David Yeung	Non-standing Director	Chairman of the Officers Compensation Committee
Wilfried Kaffenberger	Non-standing Director	—
Varun Bery	Outside Director	—
Paul Chen	Outside Director	—
●	Executive Committee (As of May 15, 2006)

Name	Position	Remark
Park Byung-moo	Representative Director	Chairman of the Executive Committee
Wilfried Kaffenberger	Non-standing Director	—
Peter Whang	Non-standing Director	—
Varun Bery	Outside Director	—
Afshin Mohebbi	Outside Director	—
Steven Schneider	Outside Director	—

B)	Executive compensation
●	Compensation for directors (including outside directors) and Audit Committee members
(Unit: KRW)

		Ceiling amount of	Average amount per
	Total amount paid	compensation	person
Director	287,305,004		95,768,335
Outside director	—	2,000,000,000	—
Member of Audit Committee	21,000,000		7,000,000
Note 1) Total amount paid and average amount per person include allowances for retirement payment for the first quarter of 2006. The amount paid to retired directors is included in the total amount paid, but not included in the average amount per person. The amount of KRW 2,000,000,000 is the ceiling amount of compensation for directors for the fiscal year 2006, which was approved at the Company’s Annual General Meeting of Shareholders on March 24, 2006.
●	Granting of the stock option rights (As of May 15, 2006)
–	The cumulative number of stock option rights that have been granted: 26,843,532

–	The cumulative number of stock option rights that have been cancelled: 4,257,051

–	The cumulative number and type of stock option rights to be exercised: 22,586,481 common shares
C)	Directors and Officers Insurance (As of May 15, 2006)
(Unit: KRW billion)

	Premiums paid
		Accumulated
		(including premiums
	1Q 2006	paid in 2006)	Coverage limit
Directors and Officers Insurance	1.5	5.33	50.0

2.	Affiliated Companies (As of December 31, 2005)
Hanaro Telephone & Internet Information, Inc. hanarotelecom incorporated
99.99% 99.99% 57.02%
Hanaro Realty Development & Management Co., Ltd.
hanaromedia, Inc.
HanaroDream Inc.
65.00%

VI.	Information Regarding Shares and Shareholders
1.    Ownership Structure
A)	Largest Shareholder(s)
(As of March 31, 2006)

Description	Type of Stock	Number of Shares	Ownership
AIF II NT, Ltd.	Common share	38,456,250	8.30%
SSB-AOF NT, Ltd.	Common share	24,721,875	5.34%
Total		63,178,125	13.63%
B)	Major shareholders with 5% or more shareholding
(As of March 31, 2006)

		Number of Common
Description	Type of Stock	Shares	Ownership
Newbridge Asia HT, L.P.	Common share	49,535,799	10.69%
AIF II NT, Ltd.	Common share	38,456,250	8.30%
SSB-AOF NT, Ltd.	Common share	24,721,875	5.34%
Total		112,713,924	24.33%
C)	Distribution of shareholders
(As of December 31, 2005)

Type of		% of Total	No. of Shares
Shareholder	No. of Shareholders	Shareholder Number	Owned	Ownership
Minor	104,996	99.98	211,862,963	45.84%
Largest	2	0.00	63,178,125	13.67%
Others	15	0.02	187,094,092	40.48%
Total	105,013	100.0	462,135,180	100.0%
Note 1) The above figures are based on the status of shareholder distribution compiled by Korea Securities Depository (‘KSD’).
Note 2) ‘Others’ include shareholders who have not been listed on shareholders’ register.
2.	Information on shares and share certificates
●	Articles of Incorporation (dated March 24, 2006)
Article 4. Public Notices
Public notices of the Company shall be made by publishing them in “The Seoul Shinmun” (or its successor in case of merger or change of name. hereinafter, the same), a daily newspaper published in Seoul, Korea. <Amended on October 1, 1999, March 24, 2006>
Article 8. Class of Shares and Denomination of Share Certificates
The shares issued by the Company shall be registered common shares, registered preferred shares, registered convertible shares, and registered redeemable shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s). <Amended on March 23, 2001, March 24, 2006>
Article 9. Preemptive Rights
 Each shareholder of the Company shall have a preemptive right to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.
‚ If any shareholder waives or forfeits its preemptive rights, or if any fractional number of shares(“odd shares”) is created in the course of allotting of such new shares, then such shares waived or forfeited or the odd shares shall be disposed in accordance with by resolution of the Board of Directors of Company. <Amended on August 28, 1999>
ƒ Notwithstanding the provisions of the foregoing Paragraph , the Company may, by resolution of the Board of Directors, allocate such new shares to any persons, including persons other than existing shareholders <Amended on August 28, 1998>;
1.	If new shares are subscribed by the public pursuant to the Securities and Exchange Act;
2.	If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;
3.	If new shares are allotted to members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act; <Amended on April 28, 1998>
4.	If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;
5. <Deleted March 30, 1998>;
6.	If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act <Inserted on February 26, 1999.>;
7.	If new shares are issued to a foreign telecommunications company or a foreign financial/investment institution that has completed the foreign investment procedures for the purpose of strategic alliance in relation to the business. <Inserted on October 1, 1999.>

8.	If new shares are issued to domestic/overseas investors or the employees or officers of the Company up to an amount not exceeding 50% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to, improving its financial structure and entering into new business areas. <Inserted on Mar. 26, 2004, amended on Mar. 26, 2004>
„ <Deleted on October 21, 2003>
… In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.
Article 13. Closure of Shareholders Register and Setting of Record Date
 The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property for one month, commencing from the day following the last day closing of each accounting period.
‚ The Company shall entitle every shareholder on its shareholders list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.
ƒ The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.
„ The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.
Article 17. Types and Time for Convening Shareholders Meetings
 The general meeting of shareholders of the Company shall consist of ordinary general meetings and extraordinary general meetings.
‚ The general meeting shall be held within three (3) months after the closing of each fiscal year. An extraordinary general meeting shall be held whenever it is considered necessary.

Article 43. Fiscal Year
The fiscal year of the Company shall begin on the first (1) day, of each year and end on the thirty-first (31st) day of December of the same year.
●	Transfer agent of the Company : Korea Securities Depository (Tel : +822 3774-3000)

VII. Information on Directors, Officers & Employees
  1. Directors and Officers (As of May 15, 2006)

No. shares
Name	Position	owned
Park Byung-moo	Representative Director and CEO	65,000
David Yeung	Non-standing Director	—
Wilfried Kaffenberger	Non-standing Director	—
Paul Chen	Non-standing Director	—
Varun Bery	Non-standing Director	—
Steven J. Schneider	Non-standing Director	—
Afshin Mohebbi	Non-standing Director	—
Peter Whang	Member of Audit Committee	—
Park Sung-Kyou	Member of Audit Committee	—
Kim Sun-woo	Member of Audit Committee	—
Yoon Chang-bun	—	—
Dominic A. Gomez	Senior Executive Vice President & Chief Operating Officer	—
Janice Lee	Senior Executive Vice President & Chief Financial Officer	—
Kim Jin-ha	Senior Executive Vice President & Head of Technology HQ	14,647
Eric Choi	Senior Executive Vice President & Head of Sales Channel Management HQ	—
Hong Soon-man	Senior Executive Vice President & Head of Convergence HQ	4,200
Mark D. Pitchford	Senior Executive Vice President & Head of Marketing HQ
Park Chong-hoon	Executive Vice President & Head of External Collaboration / Strategy HQ	—
Shin Kyu-shik	Executive Vice President & Head of Corporate Business HQ	9,000
Matt Ki Lee	Executive Vice President & Head of Sales Ops HQ	—
Chang Young-bo	Senior Vice President	—
Park Geon-jun	Senior Vice President	4,899
Oh Sang-hwan	Senior Vice President	—
Lee Seok-ho	Senior Vice President	—
Choi Myung-hun	Senior Vice President	—
Jeun Sang-jin	Senior Vice President	—
Marshall J. Cochrane	Senior Vice President & Chief Procurement Officer	—

No. shares
Name	Position	owned
Min Kyung-you	Senior Vice President	932
Kim Yeon-ho	Senior Vice President	—
Ko Myung-joo	Senior Vice President	—
Lee Baek-kyu	Senior Vice President	—
  2. Employees (As of March 31, 2006)
(Unit: Number of employee, KRW)

	Management				Average
Description	Staff	Others	Total	Total Salaries	Salaries
Male	1,309	42	1,351	21,456,027,058	15,881,589
Female	78	52	130	1,186,940,017	9,130,308

Total	1,387	94	1,481	22,642,967,075	15,288,972

  3. Trade Union (As of March 31, 2006)

Description	Details
Eligible for membership	1,241
Registered members	1,192
Standing members	7
Affiliation	Federation of Korean Trade Unions
Others	—
VIII. Transactions with Related Parties
  Not applicable.
IX. Attachments
  Not applicable.

X.	Other Matters

1.	Material developments in disclosed events (As of March 31, 2006)

Date	Title	Details	After Disclosure
February 22, 2006	2006 Business Plan	The Company announced its business plan for the fiscal year of 2006, with the following annual guidances – a 20~22% increase in revenues from the Company’s 2005 revenues of KRW 1,444.4 billion, EBITDA margin of 32~34%, CAPEX of KRW 330 billion, Amortization and Depreciation of KRW 510 billion for 2006, KRW 480 billion for 2007 and KRW 410 billion for 2008.	The Company is currently undertaking its business operations for the fiscal year 2006. Any changes or announcements in the future will be disclosed through filing.

	Plan for delisting from NASDAQ/ deregistration from the SEC	Through a resolution of the Board of Directors, the Company has decided to pursue deregistration from the SEC and delisting of Depository Receipts on NASDAQ after the relevant law of the United States is enacted.	The delisting/deregistration will be pursued after the enactment of the SEC Rule 12h-6 (expected to take effect in April 2006, but delayed). The Representative Director shall be delegated to make decisions regarding the schedule and other details of delisting/deregistration.

May 12, 2006	Business plan for TV-Portal service of hanarotelecom	- The Company expects TV-Portal revenue of KRW 5 billion, KRW 70~80 billion and KRW 200 billion for 2006, 2007 and 2008, respectively, with subscriber target of 250,000, 1 million and 1.5 million subscribers for 2006, 2007 and 2008, respectively (Figures for 2008 are estimated on the assumption that regulations on the IP-TV business and that a full-fledged IP-TV service is provided.)

		- Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.	The Company is currently offering a trial TV-Portal service and plans to launch a commercial service by the end of July 2006. Any changes or announcements in the future will be disclosed through filing.
2.	Summary of Shareholders’ Meeting

Date	Agenda	Resolution
The 9th AGM (March 24, 2006)	Approval of the Financial Statements of hanarotelecom incorporated for the Fiscal Year 2005	Approved (No dividend)

	Approval of the Financial Statements of Korea Thrunet Co., Ltd. for the Fiscal Year 2005	Approved (No dividend)

	Amendment of the Articles of Incorporation	Approved

	Appointment of Director	Approved

	Appointment of Audit Committee Member (Non-Outside Directors)	Approved

	Appointment of Outside Directors	Approved

	Approval of the Ceiling Amount of Compensation for Directors for the Fiscal Year 2006	Approved

	Approval of Capital Reduction	Approved - Record date: May 2, 2006 Ratio of capital reduction: 50% Number of shares subject to capital reduction: 231,676,506 common shares

	Approval of grant of stock option rights	Approved - A total of 4,650,000 shares granted to 17 officers
3.	Contingent liabilities
As of March 31, 2006, the Company is a defendant in 5 lawsuits claiming damages for payments amounting to KRW 2,872 million and is a plaintiff in 3 lawsuits claiming for payments amounting to KRW 24,026 million. The final outcome of the above lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse impact on the operations or financial position of the Company.
4.	Major development after 1Q 2006
Not applicable.

The following exhibits were filed as part of the Report submitted to the Financial Service Advisory in Korea.
List of Exhibits

Exhibit A	Independent Accountants’ Review Report